USG Corporation
550 W. Adams Street
Chicago, IL 60661
(312) 436-4000
January 27, 2009
Terence O’Brien
Accounting Branch Chief
Securities and Exchange Commission
100 F. Street N.E.
Washington, D.C. 20549-7010

RE:	USG Corporation
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed February 15, 2008
Forms 10-Q for the Fiscal Quarters Ended March 31, 2008,
June 30, 2008 and September 30, 2008
File No. 1-8864
Dear Mr. O’Brien:
     Set forth below are our responses to the comments of the staff of the Division of Corporation Finance, contained in your letter dated January 12, 2009, with respect to USG Corporation’s Form 10-K for the fiscal year ended December 31, 2007 filed on February 15, 2008 and Forms 10-Q for the fiscal quarters ended March 31, 2008, June 30, 2008 and September 30, 2008. Capitalized terms used in this letter without definition have the meanings specified in the above-referenced Forms 10-K and 10-Q, as the context requires. For your convenience, we have repeated below in bold and italics the Staff’s comments immediately prior to our responses.

USG Corporation
January 27, 2009

Form 10-K for the Fiscal Year Ended December 31, 2007
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 15
Core Business Results of Operations, page 20
1.	We note your response to comment 4 in our letter dated December 2, 2008. Specifically, you state that to the extent you experience a similar situation in future periods; you will explain the material factors that caused the decline in your shipments of gypsum wallboard to be greater than the industry average decline in shipments of gypsum wallboard. As fiscal year 2007 will continue to be presented in your 2008 Form 10-K, it would appear such disclosure would be appropriate in your 2008 10-K. Further, we note your disclosure on page 31 of your September 30, 2008 Form 10-Q that your gypsum wallboard shipments were down 27% as compared to the industry average of 19%. Please confirm that you will address this trend in your 2008 Form 10-K and future filings as the affected periods continue to be presented.
     We confirm that in future filings we will explain the material factors that contributed to a change in the correlation between the levels of our shipments and industry shipments for all affected periods presented and will discuss any trends with respect to these factors that we have identified. We intend to include disclosure similar the following in our 2008 Form 10-K.
     Industry shipments of gypsum wallboard in the United States (including imports) were an estimated 25.2 billion square feet in 2008, down approximately 18% compared with 30.7 billion square feet in 2007, which was down approximately 15% from 36.2 billion square feet in 2006. U.S. Gypsum shipped 7.2 billion square feet of SHEETROCK® brand gypsum wallboard in 2008, a 20% decrease from 9.0 billion square feet in 2007, which was down 17% from 10.8 billion square feet in 2006. The percentage decline of U.S. Gypsum’s wallboard shipments in each of 2008 and 2007 exceeded the declines for the industry primarily due to our decisions to maintain or increase our selling prices which we recognized would result in reductions in our volume and market share and decisions to reduce our sales efforts in geographic markets where we believed the margin was inadequate. We expect demand for gypsum wallboard to decline further in 2009 for USG and the industry as a whole.
Critical Accounting Policies, page 26
Impairment of Goodwill, Other Intangible Assets and Property, Plant and Equipment, page 26
2.	We note your responses to comments 8, 9 and 14 in our letter dated December 2, 2008, including the draft disclosure provided in your response to comment 8. Based on the significant indicators identified in our previous letter and the impact those indicators may have to your operating results and cash flows, there continues to be a concern that investors will not be able to fully understand the basis for your conclusion that goodwill, specifically the goodwill for the L&W Supply reporting unit, is not a material uncertainty or the sensitivity of the assumptions you have made in estimating the fair value of L&W Supply reporting unit. As such, please revise your draft disclosure to address the following:

USG Corporation
January 27, 2009

•	For the discounted cash flow methodology, please quantify the material assumptions included in the most recent test performed. Specifically, disclose the five-year free cash flow projection, the discount rate, the long-term growth rate, and the terminal value used. If such assumptions have materially changed from the previous impairment test performed, disclose the changes along with a detailed explanation for the changes.
o	For the five-year free cash flow projection, please explain why you believe the amount estimated is reasonable. This explanation should include a quantification of L&W Supply’s cash flows for your most recent year using the same definition of cash flows. If you have implemented cost savings/cash saving initiatives that would impact your historical experiences please disclose and quantify such initiatives.

o	Explain why you believe the assumed long-term growth rate fairly represents the long-term growth prospects of L&W Supply.
•	For the guideline public company methodology, please quantify the revenue and EBITDA multiples used.

•	We note your disclosure of a one percent increase or decrease in the discount rate and the long-term growth rate. It is unclear how this disclosure sufficiently explains to investors the sensitivity of these assumptions in terms of estimating the fair value of L&W Supply. For example, you have not provided investors with sufficient information to understand whether the referenced six percent decrease in fair value of L&W Supply due to a one percent increase in the discount rate would cause the fair value of L&W Supply to be similar to or below its carrying value. Further, you should address the sensitivity of all material assumptions made to the fair value estimate. You may also want to disclose the impact to the estimated fair value of the L&W Supply reporting unit if you had used other reasonably likely assumptions at the testing date. In addition, please include a forward-looking sensitivity analysis based on what may happen in the future. For example, disclose what the impact to estimated fair value of the L&W Supply reporting unit would be if the downturn in the housing and other construction markets does not reverse or if the downturn is significantly extended beyond two to three years.

•	To further explain to investors why your estimated fair value of the L&W Supply reporting unit is reasonable, please include a reconciliation L&W Supply’s fair value to your enterprise value and then to your current market capitalization. Please ensure such disclosure clearly explains each of the reconciling items and any objective evidence used to support your assumptions.

•	In your response to comment 14, you state that you intend to include disclosure that explains management’s consideration of the indicators of potential impairment, some of which we noted in our previous comment. Please include such disclosures in your draft.
Please provide us with the disclosure you intend to include in future filings, including your 2008 Form 10-K.
     Indicated in our response letter dated December 22, 2008, impairment tests of goodwill and other intangible assets as of October 31, 2008 was in the process of being completed. Due to the extensive work involved in performing these assessments, management was uncertain at that time whether any impairment existed. We have now completed our testing and have determined that we failed step 1 of SFAS No.142. As a result we have begun step 2 to measure the impairment of our goodwill and other intangibles assets. While we have not completed step 2, we currently expect that a substantial portion of our existing goodwill has been impaired. Any impairment charge will not impact any financial or operating covenants in any of our existing debt arrangements. We expect that

USG Corporation
January 27, 2009

the final determination will be reflected in our Annual Report on Form 10-K for the year ended December 31, 2008.
3.	We note from your response to comment 14 in our letter dated December 2, 2008 that you are in the process of your annual impairment test for goodwill as of October 31, 2008. Based on the significant indicators noted in our previous letter, it remains unclear how you are able to conclude that there will be no impairment of goodwill recognized based on your May 31, 2008 and October 31, 2008 impairment test results. To allow us to better understand your accounting in this area, please provide us with detailed SFAS 142 impairment tests performed as of May 31, 2008 and October 31, 2008 (upon completion). Your compliance with the guidance in SFAS 157 in preparing your discounted cash flow analysis should be clearly evident. Please provide us with an explanation for the material assumptions used in each of your tests. For the discounted cash flow methodology, please provide us with the actual results for the most recent interim and annual periods in comparison to the estimated cash flows. For the guideline public company methodology, please ensure the materials provided to us include the companies used in your May 31, 2008 and October 31, 2008 tests. An explanation for any differences in the companies used for each testing period should be provided. We also note that you are preparing a comparison of the fair value of your reporting units to your market capitalization as part of your October 31, 2008 impairment test. Please also provide us with this comparison, which should include a detailed analysis of the reconciling items and your objective evidence for any assumptions included in such comparison.
     See response to comment 2 above.
4.	We note the disclosure you intend to include in future filings in response to comment 11 in our letter dated December 2, 2008. We note that you are relying on your history regarding previous downturns in the housing and other construction markets in assessing your assets for impairments along with your expectations that the housing and other construction markets will begin recovery in the next two to three years. We understand that it is management’s intention to persevere through this significant downturn in your specific industry through operational decisions such as idling facilities and reducing your workforce, as you have during three other downturns. In this regard, we note that you recognized impairment charges during fiscal year 2001 due to the worldwide slowdown in the nonresidential construction market. However, it is unclear whether you have also considered the impact of the tightening of the credit industry, the lack of stockholder confidence and other factors impacting the current economic environment that may not have been present, especially to the current degree, during previous downturns in the housing and other construction markets you have experienced. As such, you need to address whether there is a material uncertainty as to whether you will have sufficient cash flows to be able to weather the current downturn. In this regard, we note your most recent infusion of cash in the amount of $400 million. You need to consider whether you will be able to continue to obtain financing in any form during the next two to three years or for however long you anticipate the significant decline in your operating results and/or cash flows to continue. As such, please revise your draft disclosure to more

USG Corporation
January 27, 2009

fully explain to investors the risks that could lead to material impairment charges, especially for your largest asset, property, plant and equipment. In this regard, please disclose the carrying values of the business units/asset groups that are generating negative cash flows and are at risk for impairment. If you believe it is remote that those business units/asset groups generating negative cash flows will have a material impairment, please disclose as such. Otherwise, there is a concern that investors may not understand the magnitude of your material uncertainties. As previously noted, Item 303 of Regulations S-K requires MD&A disclosure of material uncertainties unless management has concluded that the uncertainty is not reasonably likely to materially impact future operating results (i.e., it is remote and asset impairment will be material in future periods). Also refer to the guidance in Sections 216, 501.02 and 501.12.b.3 of the Financial Reporting Codification and SAB Topic 5:P.4. Please provide us with the revised disclosure you intend to include in future filings to address this comment.
     In future filings, we intend to include the following or similar disclosure:
Property, Plant and Equipment: We assess our property, plant and equipment for possible impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable or a revision of remaining useful lives is necessary. Such indicators may include economic and competitive conditions, changes in our business plans or management’s intentions regarding future utilization of the assets or changes in our commodity prices. An asset impairment would be indicated if the sum of the expected future net pretax cash flows from the use of an asset (undiscounted and without interest charges) is less than the carrying amount of the asset. An impairment loss would be measured based on the difference between the fair value of the asset and its carrying value. The determination of fair value is based on an expected present value technique in which multiple cash flow scenarios that reflect a range of possible outcomes and a risk-free rate of interest are used to estimate fair value or on a market appraisal.
     Determination as to whether and how much an asset is impaired involves significant management judgment involving highly uncertain matters, including estimating the future success of product lines, future sales volumes, future selling prices and costs, alternative uses for the assets, and estimated proceeds from disposal of the assets. However, the impairment reviews and calculations are based on estimates and assumptions that take into account our business plans and long-term investment decisions.
     We regularly evaluate the recoverability of assets idled or at risk of being idled. In most cases, the idled assets are relatively older and higher cost production plants or lines, which we refer to as facilities, that have relatively low carrying values. The last downturn during which we idled production facilities occurred in 1981 and 1982. At that time, we idled three facilities, all of which were restarted during the subsequent recovery. We consider idled facilities to be unimpaired because we plan to reopen them to meet future demand and the estimated future undiscounted cash flows exceed the carrying values of those facilities. We record impairment charges for facilities that we permanently close. Because we believe that a recovery in the housing and other construction markets that we serve will begin in the next two to three years and result in significantly higher demand than today’s conditions, it is our current intention to

USG Corporation
January 27, 2009

restart all facilities that are currently idled. As a result, estimated future undiscounted cash flows for the idled facilities significantly exceed their carrying values.
     In 2008, we permanently closed two gypsum wallboard production facilities and one plaster production facility and recorded impairment charges totaling $9 million. We also temporarily idled four gypsum wallboard production facilities, two paper production facilities and two facilities that produced other products. As of December 31, 2008, the aggregate carrying value of the production facilities permanently closed and temporarily idled in 2008 was $58 million after impairment charges.
     In 2007, we permanently closed one framing products facility and temporarily idled four gypsum wallboard production facilities and one paper production facility. U.S. Gypsum recorded impairment charges totaling $6 million in 2007 related to one gypsum wallboard production facility that was permanently closed in the first quarter of 2008 and the framing products facility. As of December 31, 2008, the aggregate carrying value of the production facilities permanently closed and temporarily idled in 2007 was $22 million after impairment charges.
     On a segment basis, all of the closed and idled facilities and impairment charges relate to U.S. Gypsum within the North American Gypsum segment, and U.S. Gypsum’s business is currently generating negative cash flows. As of December 31, 2008, the total carrying value of U.S. Gypsum’s net property, plant and equipment is $1.902 billion.
     Our gypsum wallboard business is cyclical in nature and prolonged periods of weak demand or excess supply may have a material adverse effect on our business, financial condition and operating results. This business is also sensitive to changes in general economic conditions, including, in particular, conditions in the North American housing and construction-based markets. The rate of new home construction in the United States dropped by 33% during 2008 compared to 2007. This followed a 25% drop during 2007 compared to 2006.
      Currently, there is significant excess wallboard production capacity industry-wide in the United States, and approximately one-half billion square feet of additional capacity, net of closures, became operational in the United States in 2008. For 2008, industry capacity in the United States was approximately 40.3 billion square feet. We and other industry participants announced a number of closures near the end of 2008 that we expect will reduce industry capacity by approximately 3.3 billion square feet in 2009.
     Our business is affected by a variety of factors beyond our control, including employment levels, office vacancy rates, the inventory of unsold homes, housing affordability, the availability of mortgage financing, interest rates, unforeseen inflationary pressures and consumer confidence. Since our operations occur in a variety of geographic markets, our businesses are subject to the economic conditions in each of these geographic markets. General economic downturns or localized downturns in the regions where we have operations may have a material adverse effect on our business, financial condition and operating results.
     If the conditions noted above were to materialize or worsen, or if there is a fundamental change in the housing market, which individually or collectively lead to a significantly extended downturn or permanent decrease in demand, depending on the status of capacity in the

USG Corporation
January 27, 2009

industry, material impairment charges may be necessary if we were to permanently close gypsum wallboard production facilities. Any material cash or non-cash impairment charges related to property, plant and equipment would have a material adverse effect on our financial position and results of operation, but material non-cash impairment charges would have no effect on the financial covenant for our amended and restated secured credit facility.
     In future filings, we intend to include the following or similar disclosure under the Liquidity and Capital Resources section of Management’s Discussion and Analysis of Financial Condition and Results of Operations:
     If a significantly extended downturn or permanent decrease in demand materializes, there will exist a material uncertainty as to whether we will have sufficient cash flows to be able to weather the current downturn. During the fourth quarter of 2008 and early in the first quarter of 2009, we took action to improve our financial flexibility and liquidity by issuing $400 million aggregate principal amount of contingent convertible senior notes and amending our credit facility to replace a number of covenants that could have been difficult to meet in the current market environment with one single financial covenant that would require us to maintain a minimum fixed charge coverage ratio of 1.1 to 1.0 if and for so long as the excess of the borrowing base over the outstanding borrowings under the credit agreement is less than the greater of $50 million and 15% of the aggregate revolving commitments at such time (currently $75 million). In this timeframe we also took actions, described elsewhere, to reduce costs and improve our operations. We will continue our efforts to increase financial flexibility during the recession. There can be no assurance that the efforts taken to date and further actions to be taken in the future will be sufficient to withstand the impact of any economic downturn that extends deeper or longer than we currently anticipate.
Form 10-Q for the Fiscal Quarter Ended September 30, 2008
10. Derivative Instruments, page 14
5.	We note that you intend to provide disclosures in future filings for your market risk in accordance with Item 305 of Regulation S-K. As previously requested in comment 15 in our letter dated December 2, 2008, please provide us with the disclosures you intend to include in future filings. In this regard, you may want to provide us with the disclosures you would have included in your September 30, 2008 Form 10-Q if you are currently unable to determine the disclosures you intend to include in your December 31, 2008 Form 10-K.
     In future Form 10-Q filings, we intend to include disclosure similar to the following that we will include in our 2008 Form 10-K:
     We use derivative instruments from time to time to manage selected commodity price and foreign currency exposures. We do not use derivative instruments for speculative trading purposes. In addition, we use financial instruments, including fixed and variable rate debt, to finance our operations in the normal course of business.
COMMODITY PRICE RISK
     We use swap contracts to manage our exposure to fluctuations in commodity prices associated with anticipated purchases of natural gas. Generally, we have a majority of our

USG Corporation
January 27, 2009

anticipated purchases of natural gas over the next 12 months hedged; however, we review our positions regularly and make adjustments as market and business conditions warrant. A sensitivity analysis was prepared to estimate the potential change in the fair value of our natural gas swap contracts assuming a hypothetical 10% change in market prices. Based on results of this analysis, which may differ from actual results, the potential change in the fair value of our natural gas swap contracts is $15 million. This analysis does not consider the underlying exposure.
FOREIGN CURRENCY EXCHANGE RISK
     We have cross-currency swaps and foreign exchange forward agreements in place to hedge changes in the value of intercompany loans to certain foreign subsidiaries due to changes in foreign exchange rates. The notional amount of these hedges is $55 million, and all contracts mature by December 23, 2009. As of December 31, 2008, the fair value of these hedges was a $10 million pretax gain that was recorded to earnings. We also have foreign currency forward agreements to hedge a portion of our net investment in certain foreign subsidiaries. The notional amount of these hedges is $18 million, and all contracts mature by June 8, 2012. As of December 31, 2008, the fair value of these hedges, which was a gain of $2 million, was recorded to accumulated other comprehensive income, or AOCI.
INTEREST RATE RISK
     As of December 31, 2008, most of our outstanding debt was fixed-rate debt.  A sensitivity analysis was prepared to estimate the potential change in interest expense assuming a hypothetical 100 basis-point increase in interest rates.  Based on results of this analysis, which may differ from actual results, the potential change in interest expense would be approximately $2 million.
     See Notes 1 and 11 to the Consolidated Financial Statements for additional information on our financial exposures.

USG Corporation
January 27, 2009

We acknowledge that:
•	the company is responsible for the adequacy and accuracy of the disclosures in this filing;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please do not hesitate to call me (312) 436-4282 if you wish to discuss our responses to your comments.

Sincerely,

/s/ Richard H. Fleming Richard H. Fleming
Executive Vice President and Chief Financial Officer
     Enclosures
cc:	Tracey Houser Al Pavot Securities and Exchange Commission

Bcc:	Stanley L. Ferguson Ellis A. Regenbogen D. Rick Lowes USG Corporation Barry E. Kohn Deloitte & Touche LLP Timothy J. Melton Jones Day